SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Carrizo Oil & Gas, Inc.
(Name of Subject Company (Issuer))

Carrizo Oil & Gas, Inc.
(Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Senior Notes due 2028
(Title of Class of Securities)

144577AA1
(CUSIP Number of Class of Securities)
US144577AA15
(ISIN Number of Class of Securities)

Gerald A. Morton
General Counsel and
Vice President — Business Development
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
(713) 328-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Gene J. Oshman
James H. Mayor
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
Telephone: (713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$300,000,000	$21,390

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $300,000,000 aggregate principal amount of the issuer’s 4.375% Convertible Senior Notes due 2028 at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Senior Notes.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to the offer by Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo” or the “Company”), to purchase for cash up to $300 million aggregate principal amount of its outstanding 4.375% convertible senior notes due 2028 (the “Convertible Senior Notes”), or such lesser principal amount of Convertible Senior Notes as is properly tendered and not properly withdrawn, for consideration per $1,000 principal amount of Convertible Senior Notes of $1,000, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that Carrizo accepts tendered Convertible Senior Notes for payment. The offer is conditioned on at least $200 million principal amount of Convertible Senior Notes being validly tendered and not withdrawn. Carrizo’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is Carrizo Oil & Gas, Inc. The address and telephone number of the issuer’s principal executive offices is set forth under Item 3.
     (b) This Schedule TO relates to the Company’s Convertible Senior Notes, of which there was $373,750,000 aggregate principal amount outstanding as of October 18, 2010. The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in the Offer to Purchase under “The Tender Offer — Market Price Information” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Carrizo is the filing person and subject company. The business address of Carrizo and of each of the persons listed in the table below is 1000 Louisiana Street, Suite 1500, Houston, Texas 77002. Carrizo’s telephone number is (713) 328-1000.
     Pursuant to General Instruction C to Schedule TO, the following table sets forth the directors and executive officers of Carrizo. None of the following individuals owns any of the Convertible Senior Notes, nor has any such individual participated in any transaction involving the Convertible Senior Notes in the last 60 days.

Name	Position
S.P. Johnson IV	President, Chief Executive Officer and Director
Paul F. Boling	Chief Financial Officer, Vice President, Secretary and Treasurer
David L. Pitts	Vice President and Chief Accounting Officer
J. Bradley Fisher	Vice President and Chief Operating Officer
Gregory E. Evans	Vice President of Exploration
Richard H. Smith	Vice President of Land
Steven A. Webster	Director
Thomas J. Carter, Jr.	Director
F. Gardner Parker	Director
Roger A. Ramsey	Director
Frank A. Wojtek	Director

Item 4. Terms of the Transaction.
     (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:
•	Summary Term Sheet;

•	Introduction;

•	Description of the Convertible Notes;

•	The Tender Offer — Principal Amount of Convertible Notes; Proration;

•	The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer;

•	The Tender Offer — Procedures for Tendering Convertible Notes;

•	The Tender Offer — Withdrawal Rights;

•	The Tender Offer — Acceptance of Convertible Notes for Purchase and Payment of Purchase Price;

•	The Tender Offer — Material United States Federal Income Tax Consequences; and

•	The Tender Offer — Extension of the Tender Offer; Termination; Amendment.
     (b) To the best of the Company’s knowledge, no Convertible Senior Notes are owned by, and Convertible Senior Notes will not be purchased from, any of our officers, directors or affiliates.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth in the Offer to Purchase under “Description of the Convertible Notes” and the documents and information under “Certain Information Concerning Us — Incorporation by Reference” are incorporated herein by reference. The Company is a party to the following agreements, arrangements or understandings that involve the Convertible Senior Notes:
•	Indenture among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee, dated May 28, 2008 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commision (the “SEC”) on May 28, 2008).

•	First Supplemental Indenture dated May 28, 2008 between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 28, 2008).
     The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010, the Company’s Proxy Statement for its 2010 Annual Meeting of Stockholders filed with the SEC on April 8, 2010 or the exhibits to the filings incorporated by reference above.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.
     (c) (1) None.
     (2) None.
     (3) The information set forth under “The Tender Offer — Purpose of the Tender Offer; Certain Effects of the Tender Offer” and “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
     (4) None.
     (5) None.
     (6) None.
     (7) None.
     (8) None.
     (9) None.
     (10) None.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The information set forth under “The Tender Offer — Conditions to the Tender Offer” and “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) To the best of our knowledge, neither the Company, nor any of our executive officers, directors or affiliates, has any beneficial interest in any outstanding Convertible Senior Notes. No affiliate or associate or majority owned subsidiary of the Company and, to the best of our knowledge, no director or executive officer of any subsidiary of the Company has engaged in any transactions in the Convertible Senior Notes during the 60 days preceding the date of this Schedule TO.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth under “The Tender Offer — Dealer Managers; Depositary; Information Agent; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The information set forth under “Certain Information Concerning Us” in the Offer to Purchase, the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the information set forth in Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 are incorporated herein by reference.
     (b) Not applicable.
     (c) The information set forth under “Certain Information Concerning Us — Summary Historical Consolidated Financial Data” is incorporated herein by reference.

Item 11. Additional Information.
     (a)(1) None.
     (a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.
     (a)(3) None.
     (a)(4) None.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(i)*	Offer to Purchase dated October 25, 2010.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release dated October 25, 2010 announcing the commencement of the tender offer.

(a)(5)(ii)*	Press Release dated October 25, 2010 announcing the launch of the Company’s senior notes offering.

(b)	None.

(d)(1) †	Indenture among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee, dated May 28, 2008 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(2) †	First Supplemental Indenture dated May 28, 2008 between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(3) †	Second Supplemental Indenture dated May 14, 2009 among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.21 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(4) †	Third Supplemental Indenture effective as of October 19, 2009 among Carrizo Oil & Gas, Inc., Pecos Pipeline LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.19 to the Company’s Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(5) †	Amendment No. 1 to the Letter Agreement Regarding Participation in the Company’s 2001 Seismic and Acreage Program, dated June 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

(d)(6) †	Amended and Restated Incentive Plan of the Company effective as of April 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(7) †	Amended and Restated Employment Agreement between the Company and S.P. Johnson IV (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(8) †	Amended and Restated Employment Agreement between the Company and Paul F. Boling (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(9) †	Amended and Restated Employment Agreement between the Company and J. Bradley Fisher (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(10) †	Amended and Restated Employment Agreement between the Company and Gregory E. Evans (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(11) †	Amended and Restated Employment Agreement between the Company and Richard H. Smith (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

Exhibit
Number	Description

(d)(12) †	Employment Agreement between the Company and David L. Pitts (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 20, 2010).

(d)(13) †	Form of Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(14) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(15) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(16) †	Form of Employee Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(17) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting and time-based vesting) (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(18) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting only) (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(19) †	Form of 2009 Employee Cash or Stock Settled Stock Appreciation Rights Award Agreement under the Carrizo Oil & Gas, Inc. Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(20) †	Carrizo Oil & Gas, Inc. Cash-Settled Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(21) †	Form of 2009 Employee Cash-Settled Stock Appreciation Rights Award Agreement pursuant to the Carrizo Oil & Gas, Inc. Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(22) †	Form of Independent Contractor Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(23) †	Form of Employee Restricted Stock Award Agreement (with performance-based vesting) (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on December 23, 2008).

(d)(24) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among the Company and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

(d)(25) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among Carrizo Production, Inc. and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

(d)(26) †	Amended and Restated Registration Rights Agreement dated December 15, 1999 among the Company, Paul B. Loyd Jr., Douglas A. P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on December 15, 1999).

(d)(27) †	Registration Rights Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on February 20, 2002).

Exhibit
Number	Description

(d)(28) †	Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Lead Arranger (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(29) †	First Lien Stock Pledge and Security Agreement dated as of May 25, 2006, by Carrizo Oil & Gas, Inc., in favor of JPMorgan Chase Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(30) †	Second Amendment effective as of September 11, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 11, 2007).

(d)(31) †	Third Amendment effective as of December 20, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(32) †	Fourth Amendment to Credit Agreement, dated as of May 20, 2008, by and among Carrizo Oil & Gas, Inc. and certain subsidiaries thereof, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008).

(d)(33) †	Fifth Amendment to Credit Agreement dated as of June 11, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(34) †	Sixth Amendment dated as of July 7, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(35) †	Seventh Amendment dated as of October 29, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, N.A., as resigning administrative agent and as resigning issuing bank, and Guaranty Bank, as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2008).

(d)(36) †	Lender Certificate dated December 16, 2008 of Union Bank of California, N.A. regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 22, 2008).

(d)(37) †	Eighth Amendment dated as of April 22, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2009).

Exhibit
Number	Description

(d)(38) †	Ninth Amendment dated as of April 30, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(39) †	Tenth Amendment to Credit Agreement dated as of May 20, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, Guaranty Bank, as resigning administrative agent and as resigning issuing bank, and Wells Fargo Bank, N.A., as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009).

(d)(40) †	Lender Certificate dated June 5, 2009 of Calyon New York Branch regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(41) †	Eleventh Amendment to Credit Agreement dated as of December 16, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 17, 2009).

(d)(42) †	Twelfth Amendment to Credit Agreement dated as of May 5, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(43) †	Thirteenth Amendment to Credit Agreement, dated as of August 23, 2010 and effective as of September 10, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 16, 2010).

(d)(44) †	Fourteenth Amendment to Credit Agreement, dated as of October 21, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carrizo Oil & Gas, Inc.
By:	/s/ Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

Dated: October 25, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)*	Offer to Purchase dated October 25, 2010.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release dated October 25, 2010 announcing the commencement of the tender offer.

(a)(5)(ii)*	Press Release dated October 25, 2010 announcing the launch of the Company’s senior notes offering.

(b)	None.

(d)(1) †	Indenture among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee, dated May 28, 2008 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(2) †	First Supplemental Indenture dated May 28, 2008 between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(3) †	Second Supplemental Indenture dated May 14, 2009 among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.21 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(4) †	Third Supplemental Indenture effective as of October 19, 2009 among Carrizo Oil & Gas, Inc., Pecos Pipeline LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.19 to the Company’s Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(5) †	Amendment No. 1 to the Letter Agreement Regarding Participation in the Company’s 2001 Seismic and Acreage Program, dated June 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

(d)(6) †	Amended and Restated Incentive Plan of the Company effective as of April 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(7) †	Amended and Restated Employment Agreement between the Company and S.P. Johnson IV (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(8) †	Amended and Restated Employment Agreement between the Company and Paul F. Boling (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(9) †	Amended and Restated Employment Agreement between the Company and J. Bradley Fisher (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(10) †	Amended and Restated Employment Agreement between the Company and Gregory E. Evans (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(11) †	Amended and Restated Employment Agreement between the Company and Richard H. Smith (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

Exhibit
Number	Description

(d)(12) †	Employment Agreement between the Company and David L. Pitts (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 20, 2010).

(d)(13) †	Form of Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(14) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(15) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(16) †	Form of Employee Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(17) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting and time-based vesting) (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(18) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting only) (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(19) †	Form of 2009 Employee Cash or Stock Settled Stock Appreciation Rights Award Agreement under the Carrizo Oil & Gas, Inc. Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(20) †	Carrizo Oil & Gas, Inc. Cash-Settled Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(21) †	Form of 2009 Employee Cash-Settled Stock Appreciation Rights Award Agreement pursuant to the Carrizo Oil & Gas, Inc. Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(22) †	Form of Independent Contractor Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(23) †	Form of Employee Restricted Stock Award Agreement (with performance-based vesting) (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on December 23, 2008).

(d)(24) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among the Company and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

(d)(25) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among Carrizo Production, Inc. and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

(d)(26) †	Amended and Restated Registration Rights Agreement dated December 15, 1999 among the Company, Paul B. Loyd Jr., Douglas A. P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on December 15, 1999).

(d)(27) †	Registration Rights Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on February 20, 2002).

Exhibit
Number	Description

(d)(28) †	Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Lead Arranger (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(29) †	First Lien Stock Pledge and Security Agreement dated as of May 25, 2006, by Carrizo Oil & Gas, Inc., in favor of JPMorgan Chase Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(30) †	Second Amendment effective as of September 11, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 11, 2007).

(d)(31) †	Third Amendment effective as of December 20, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(32) †	Fourth Amendment to Credit Agreement, dated as of May 20, 2008, by and among Carrizo Oil & Gas, Inc. and certain subsidiaries thereof, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008).

(d)(33) †	Fifth Amendment to Credit Agreement dated as of June 11, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(34) †	Sixth Amendment dated as of July 7, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(35) †	Seventh Amendment dated as of October 29, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, N.A., as resigning administrative agent and as resigning issuing bank, and Guaranty Bank, as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2008).

(d)(36) †	Lender Certificate dated December 16, 2008 of Union Bank of California, N.A. regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 22, 2008).

(d)(37) †	Eighth Amendment dated as of April 22, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2009).

Exhibit
Number	Description

(d)(38) †	Ninth Amendment dated as of April 30, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(39) †	Tenth Amendment to Credit Agreement dated as of May 20, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, Guaranty Bank, as resigning administrative agent and as resigning issuing bank, and Wells Fargo Bank, N.A., as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009).

(d)(40) †	Lender Certificate dated June 5, 2009 of Calyon New York Branch regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(41) †	Eleventh Amendment to Credit Agreement dated as of December 16, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 17, 2009).

(d)(42) †	Twelfth Amendment to Credit Agreement dated as of May 5, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(43) †	Thirteenth Amendment to Credit Agreement, dated as of August 23, 2010 and effective as of September 10, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 16, 2010).

(d)(44) †	Fourteenth Amendment to Credit Agreement, dated as of October 21, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.

*	Filed herewith.